May 18, 2009

The Special Committee of the Board of Directors
Pomeroy IT Solutions, Inc
1020 Petersburg Road
Hebron, KY 41048

Dear Members of the Special Committee:

We understand that Pomeroy IT Solutions, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, Hebron LLC (the “Acquiror”), Desert Mountain Acquisition Co., a wholly-owned subsidiary of the Acquiror (“Merger Sub”), and David B. Pomeroy, II, pursuant to which, among other things, the Company will merge with Merger Sub (the “Transaction”), each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than shares held by the Acquiror or Merger Sub, will be converted into the right to receive $5.02 in cash (the “Consideration”), and the Company will become a wholly owned subsidiary of the Acquiror.  We understand that David B. Pomeroy, II, is a director and a significant stockholder of the Company. The holders of Company Common Stock, other than the Acquiror, Merger Sub, David B. Pomeroy, II and their respective affiliates, are referred to herein as the “Unaffiliated Stockholders.”

You have requested that Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Special Committee (the “Committee”) of the Board of Directors of the Company as to whether, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement is fair to such Unaffiliated Stockholders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

1.	reviewed a draft, dated May 17, 2009 of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.
 reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including  financial projections (and adjustments thereto) prepared by the management of the Company;

4.	spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

The Special Committee of the Board of Directors
Pomeroy IT Solutions, Inc.
May 18, 2009	- 2 -

7.
 reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant;

8.
 reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to us by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.  In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed and relied upon by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, except where the failure of such representations to be true and correct would not be material to our analyses, (b) each party to the Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, except where non-performance would not be material to our analyses, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any material amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company or otherwise have a material adverse effect on the Company. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ from the draft of the Agreement identified above in any respect material to our analyses.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation.  We did not estimate, and express no opinion regarding, the liquidation value of any entity.  This Opinion is being rendered following a period of unusual volatility in the financial markets and does not take into account the potential impact of unusual volatility in the financial markets in the future on financial, economic and market conditions.  We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

The Special Committee of the Board of Directors
Pomeroy IT Solutions, Inc.
May 18, 2009	- 3 -

This Opinion is furnished for the use and benefit of the Committee (and, at the instruction of the Committee, to the Board of Directors of the Company) in connection with their consideration of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board of Directors of the Company, any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to the Company, for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, having acted as financial advisor to the Special Committee in connection with the Transaction. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company and the Acquiror or certain of their affiliates in the future, for which Houlihan Lokey or its affiliates may receive compensation.  Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, the Company, the Acquiror and other participants in the Transaction or one or more of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In accordance with the Agreement, we may be requested to solicit third party indications of interest in acquiring all or any part of the Company for a prescribed period following the execution of the Agreement.  The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses whether, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction pursuant to the Agreement is fair to such Unaffiliated Stockholders from a financial point of view and does not address any other aspect or implication of the Agreement or the Transaction or any aspect or implication of any other agreement, arrangement or understanding entered into in connection therewith or otherwise.  We have not been requested to opine as to, and this Opinion does not in any manner address, among other things: (i) the underlying business decision of the Committee, the Board of Directors, the Company’s security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except as set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, in connection with this Opinion, we have relied, with your consent, on the assessment by the Committee, the Company and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. The issuance of this Opinion was approved by an internal committee of Houlihan Lokey authorized to approve opinions of this nature.

The Special Committee of the Board of Directors
Pomeroy IT Solutions, Inc.
May 18, 2009	- 4 -

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement is fair to such Unaffiliated Stockholders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Howard & Zukin Capital, Inc.

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.